

May 17, 2018

Anthony Hernandez
Chief Executive Officer
Oi2Go Media Technologies, Inc.
7343 W. Sand Lake Road, Unit 311
Orlando, FL 32819

Re: Oi2Go Media Technologies, Inc.
  Amendment No. 1 to Offering Statement on Form 1-A
  Filed May 1, 2018
  File No. 024-10808

Dear Mr. Hernandez:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2018 letter.

Form 1-A

The Offering, page 9

1.   We note your response to our prior comment 3 and reissue in part. Please also disclose the number of your outstanding shares here.

Plan of Distribution, page 32

2.   We note your response to our prior comment 10 and reissue the comment because it does not appear you have revised the offering statement. Please disclose if you are relying on Rule 3a4-1 under the Securities Exchange Act of 1934 for the offering and explain how

Anthony Hernandez
Oi2Go Media Technologies, Inc.
May 17, 2018
Page 2

the associated person can rely on the rule and not be deemed a broker, if applicable.

Marketplace, page 36

3.   We note your response to our prior comment 14 and reissue in part. Refer to the table on page 38 and provide some context, by briefly explain what it is showing to the reader, disclose its source of information, and explain what "XREV" stands for.

Part II and III
Audited Financial Statement, page F-1

4.   Please revise to provide audited statements of comprehensive income, cash flows, and changes in stockholders' equity in accordance with Part F/S (c)(1) and (b)(4) of Form 1-A.

Signatures, page 61

5.   We note your response to our prior comment 25 and your revised signatures. Before the second set of signatures that appears on page 62, please add the following statement: "This offering statement has been signed by the following persons in the capacities and on the dates indicated."

     You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure

cc: Jillian Sidoti